Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

MATERIAL FACT

CAPEX Investment Plan

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (together "Companies") inform their shareholders and the market in general of management's future prospects regarding its CAPEX investment plan for the years 2025 and 2026.

The Board of Directors of Gerdau S.A. approved, on this date, the projection for the CAPEX investment plan for 2026, in the amount of R$ 4.7 billion, representing a significant reduction compared to previous years. CAPEX for the year 2025 remains unchanged at R$6.0 billion. The amount, for both years, refers to CAPEX projects aimed at Maintenance and Competitiveness.

i.	Maintenance projects are associated with extending the useful life and operational improvements of equipment to maintain the performance of the units.

ii.	The Competitiveness projects are related to production growth, increased profitability and modernization of the units.

	2025e (R$ billion)		2026e (R$ billion)
Maintenance	R$	3.0	R$	2.9
Competitiveness	R$	3.0	R$	1.8
Total	R$	6.0	R$	4.7

Regarding the Maintenance projects, the Companies estimates an average investment of approximately R$ 3.0 billion per year for the next five years, considering the current state of the assets, exchange rate and inflation levels.

The Companies reiterate that the execution of the CAPEX investment plan mentioned above will be directly related to market conditions and the economic scenario of the countries in which they operate and the sectors in which they operate. Any change in perception or in the factors described above may cause the concrete results to be different from the projections presented here. The information disclosed in this document represents mere estimates, hypothetical data that in no way constitute a promise of performance.

São Paulo, October 1, 2025.

Rafael Dorneles Japur

Vice President and Investor Relations Officer

1 The CAPEX investment plan does not include investments in jointly subsidiaries or affiliates, as, according to International Financial Reporting Standards (IFRS), only controlled entities are consolidated in the Company’s Financial Statements.